                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. [1])*



                             REPUBLIC SERVICES, INC.
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                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   760759 10 0
                                  -------------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  March 2, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: o

                                                (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO.   760759 100


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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            REPUBLIC INDUSTRIES, INC.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2                                                                    (b)[ ]

--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        112,162,500
            SHARES              ------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING             ------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           112,162,500
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           112,162,500
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            63.9%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

         Republic Industries, Inc., a Delaware corporation (the "Reporting Person") hereby makes the following statement (this "Statement") pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by the Reporting Person reflecting the reportable event which occurred on July 1, 1998 (the "Original Statement"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The person filing this Statement is Republic Industries, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a publicly owned corporation with its common stock listed on The New York Stock Exchange, and it is principally engaged in automotive retailing and automotive rental businesses. The address of the Reporting Person's principal office is The Republic Tower, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

                  The names, addresses and principal occupations of each executive officer and director of the Reporting Person, all of whom are United States citizens except as noted below, are as follows:


                         TITLE WITH REPORTING                                        PRINCIPAL
       NAME                    PERSON                    BUSINESS ADDRESS            OCCUPATION
------------------       --------------------         ----------------------         ----------
H. Wayne Huizenga        Chairman and Co-Chief        The Republic Tower             Executive Officer
                         Executive Officer            110 S.E. 6th Street            of the Reporting
                                                      Ft. Lauderdale, FL 33301       Person

Steven R. Berrard        Co-Chief Executive           The Republic Tower             Executive Officer
                         Officer and Director         110 S.E. 6th Street            of the Reporting
                                                      Ft. Lauderdale, FL 33301       Person

Harris W. Hudson         Vice Chairman                The Republic Tower             Executive Officer
                                                      110 S.E. 6th Street            of the Reporting
                                                      Ft. Lauderdale, FL 33301       Person

John H. Costello         President                    The Republic Tower             Executive Officer
                                                      110 S.E. 6th Street            of the Reporting
                                                      Ft. Lauderdale, FL 33301       Person

Robert J. Brown          Director                     808 Greensboro Road            President & CEO
                                                      High Point, NC 27260           of B&C Assoc., Inc.,
                                                                                     a management consulting
                                                                                     and public relations firm



                         TITLE WITH REPORTING                                        PRINCIPAL
       NAME                    PERSON                    BUSINESS ADDRESS            OCCUPATION
------------------       --------------------         ----------------------         ----------

J.P. Bryan               Director                     1221 Lamar                     Chairman of Torch Energy
                                                      Suite 1600                     Advisors, Inc., a company that
                                                      Houston, TX 77010              manages energy related institutional
                                                                                     holdings

Rick L. Burdick          Director                     711 Louisiana Street           Partner of Akin, Gump, Haute
                                                      Suite 1900                     & Feld, LLP, a law firm
                                                      Houston, TX 77002


Michael G. DeGroote      Director                     Victoria Hall                  Chairman & Chief Executive
(Citizen of Bermuda)                                  11 Victoria Street             Officer of Century Business Services,
                                                      PO Box HM1065                  Inc., a provider of professional
                                                      Hamilton, HMEX                 business services and products
                                                      Bermuda

George D. Johnson, Jr.   Director                     450 East Las Olas Blvd.        President & CEO of Extended
                                                      Suite 1100                     Stay America, Inc., an economy
                                                      Fort Lauderdale, FL 33301      extended-stay lodging chain

John J. Melk             Director                     676 North Michigan Ave         Chairman, President & CEO of H2O Plus, Inc.,
                                                      Suite 3900                     a bath and skin products manufacturer
                                                      Chicago, IL 60611              and distributor

James O. Cole            Senior Vice President,       The Republic Tower             Executive Officer of the
                         General Counsel and          110 S.E. 6th Street            Reporting Person
                         Secretary                    Ft. Lauderdale, FL 33301


                         TITLE WITH REPORTING                                        PRINCIPAL
       NAME                    PERSON                    BUSINESS ADDRESS            OCCUPATION
------------------       --------------------         ----------------------         ----------

Thomas W. Hawkins        Senior Vice President        The Republic Tower             Executive Officer of the
                         Corporate Development        110 S.E. 6th Street            Reporting Person
                                                      Ft. Lauderdale, FL 33301

Michael S. Karsner       Senior Vice President        The Republic Tower             Executive Officer of the
                         and Chief Financial          110 S.E. 6th Street            Reporting Person
                         Officer                      Ft. Lauderdale, FL 33301

Mary Wood                Vice President and           The Republic Tower             Executive Officer of the
                         Corporate Controller         110 S.E. 6th Street            Reporting Person
                                                      Ft. Lauderdale, FL 33301

James J. Donahue         Senior Vice President        The Republic Tower             Executive Officer of the
                         Communications               110 S.E. 6th Street            Reporting Person
                                                      Ft. Lauderdale, FL 33301



                  Neither the Reporting Person, nor to the knowledge of the Reporting Person, any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  Item 3 is amended and restated in its entirety to read as follows:

                  Prior to July 1, 1998, the Issuer was a wholly-owned subsidiary of the Reporting Person. As of June 30, 1998, the Issuer had certain obligations for borrowed money consisting of approximately $139.5 million due to Republic Corporate Management Company, a subsidiary of the Reporting Person, and approximately $255.9 million due to Republic Resources Company, Inc., a subsidiary of the Reporting Person. On July 1, 1998, the Issuer issued 5,812,708 shares of Class A Common Stock to Republic Corporate Management Company and 10,661,709 shares of Class A Common Stock to Republic Resources Company, Inc. in full satisfaction of these intercompany payables and amounts due, and immediately following such transactions, the total of 16,474,417 shares of Class A Common Stock were transferred by such subsidiaries to the Reporting Person. As a result, the Reporting Person acquired 16,474,416 shares of Class A Common Stock on July 1, 1998 through the repayment of debt by the Issuer to the Reporting Person's subsidiaries.

                  Prior to July 1, 1998, the Issuer's authorized capital stock consisted of one series of common stock, and the Reporting Person owned all 100 issued and outstanding shares of such common stock. The Reporting Person acquired such common stock for nominal paid-in capital when the Issuer was incorporated by the Reporting Person in 1996. On July 1, 1998, the Issuer amended and restated its Certificate of Incorporation to authorize two series of common stock, Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), and recapitalized the 100 shares of common stock into 95,688,083 shares of Class B Common Stock. As a result, the Reporting Person owned all of the Issuers issued and outstanding Class B Common Stock, consisting of 95,688,083 shares.

                  Pursuant to the Issuer's Amended And Restated Certificate of Incorporation, the Reporting Person is entitled, at any time or from time to time, to convert all or any portion of its shares of the Issuer's Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis. On March 2, 1999, the Reporting Person converted all 95,688,083 shares of its Class B Common Stock of the Issuer, on a one-for-one basis, into shares of Class A Common Stock, resulting in a total of 112,162,500 shares of the Issuer's Class A Common Stock held by the Reporting Person.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended and restated in its entirety to read as follows:

                  Since 1995, the Reporting Person has acquired and developed numerous businesses in several industries in three broad business segments, consisting of automotive retail, automotive rental and solid waste services. In May 1995, the Reporting Person announced its intention to separate the Issuer, which constituted the solid waste services businesses and operations of the Reporting Person, and the associated assets and liabilities of such solid waste businesses and operations, from the Reporting Person's other businesses and operations (the "Separation"). The Reporting Person also announced its intention for the Issuer to complete an initial public offering of the Issuer's Class A Common Stock, and to complete the Separation by distributing to the Reporting Person's stockholders in 1999, subject to certain conditions and consents, all of the Reporting Person's remaining interest in the Issuer (the "Distribution"). The Reporting Person and the Issuer entered into a Separation and Distribution Agreement with respect to these transactions, among other matters, and the initial public offering by the Issuer was effective on June 30, 1998.

                  In order to achieve part of the overall business purpose of the foregoing transactions, which was to raise capital for the Reporting Person's future acquisitions of automotive retail operations and other corporate purposes in the most cost efficient manner, the Issuer declared and paid a $2.0 billion dividend in April 1998 in the form of a series of promissory notes payable by the Issuer to the Reporting Person. The amount of the dividend was determined based on the Reporting Person's need for capital to fund future acquisitions and the Issuers borrowing capacity. By the completion of the Issuer's initial public offering, the promissory notes were prepaid in full by the Issuer through certain transactions with the Reporting Person, including the Issuer's payment of approximately $1,442.1 million in cash to the Reporting Person by applying all of the net proceeds of the Issuer's initial public offering of 63,250,000 shares of Class A Common Stock to prepayment of the balance of the remaining amounts outstanding under the promissory notes. Other obligations owed by the Issuer to the Reporting Person's subsidiaries were paid through the issuance of 16,474,417 shares of Class A Common Stock as described above in ITEM 3 of this Statement.

                  The terms of the Separation and Distribution Agreement provide that the Reporting Person will only complete the Distribution of the shares of the Issuer to the Reporting Person's stockholders subject to the satisfaction, or waiver by the Reporting Person's board of directors, in its sole discretion, of certain conditions. One of the conditions to the Distribution is that the Reporting Person obtains a private letter ruling from the Internal Revenue Service (the "IRS") to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under
Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), in form and substance satisfactory to the Reporting Person. In July 1998, the Reporting Person filed its request for a private letter ruling with the IRS, and continued to process the request through February 1999, with the expectation of completing the Distribution in mid-1999. In March 1999, the IRS advised the Reporting Person in writing that the IRS will not rule as requested. As a result, with the Issuer's consent, the Reporting Person decided to sell all of the Common Stock of the Issuer held by the Reporting Person. The Separation and Distribution Agreement is being amended to reflect the Reporting Person's decision to sell its entire interest in the Issuer.

                  The Issuer has granted the Reporting Person certain registration rights with respect to the shares of the Issuer's Common Stock held by the Reporting Person. As a result of the IRS decision not to rule on the Reporting Person's request for a private letter ruling as requested, the Reporting Person exercised its registration rights, and on March 3, 1999, the Issuer filed a registration statement on Form S-1 with the Securities and Exchange Commission registering the 112,162,500 shares of the Issuer's Class A Common Stock held by the Reporting Person (the "Offering").

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended and restated in its entirety to read as follows:

(a) As of March 3,1999, (i) the Reporting Person beneficially owns 112,162,500 shares of Class A Common Stock, representing approximately 63.9% of the 175,412,500 total shares of Class A Common Stock issued and outstanding, and
(ii) there are no shares of Class B Common Stock issued or outstanding. Until completion of the Offering, the Reporting Person is able to control virtually all matters requiring approval of the stockholders of the Issuer, including the election of all of the Issuer's directors. Upon completion of the Offering, the Reporting Person will own no shares of the Issuer's Common Stock.

                  As of March 3, 1999, none of the persons listed above in ITEM 2 of this Statement, other than the Reporting Person, individually or in the aggregate beneficially owns more than 1% of the outstanding shares of Class A Common Stock, except that each of such persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of the 112,162,500 shares of Class A Common Stock beneficially owned by the Reporting Person because such persons are executive officers and/or directors of the Reporting Person. Each of such persons disclaims beneficial ownership of any of the 112,162,500 shares of Class A Common Stock owned by the Reporting Person, and the Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock owned by any of such persons.

(b) As of March 3, 1999, the Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of all 112,162,500 shares of Class A Common Stock which it beneficially owns.

                  As of March 3, 1999, none of the persons listed above in ITEM 2 of this Statement, other than the Reporting Person, individually or in the aggregate has the sole or shared power to vote or direct the vote, or the sole or shared power to dispose or direct the disposition of, any of the 112,162,500 shares of Class A Common Stock beneficially owned by the Reporting Person. Each of such other persons individually has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of only those shares of Class A Common Stock which are directly owned by each of such persons, respectively.

(c) The only transaction in the Issuer's Common Stock by the Reporting Person within the past 60 days was the conversion of the 95,688,083 shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, described above in ITEM 3 of this Statement.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Person.

(e) Upon completion of the Offering, the Reporting Person will no longer own any interest in the Issuer.



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      REPUBLIC INDUSTRIES, INC.


                                          March 16, 1999
                                      ------------------------------------------
                                         (Date)


                                      ------------------------------------------
                                      (Signature)


                                      James O. Cole
                                      ------------------------------------------
                                      Senior Vice President, General Counsel and
                                      Secretary
                                      (Name/Title)